SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            GP Strategies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36225V104
                    ----------------------------------------
                                 (CUSIP Number)

                              Jeffrey T. Stevenson
                   c/o VS&A Communications Partners III, L.P.
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 935-4990
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                             Bertram A. Abrams, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

                                 August 31, 1999
                             -----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 2 of 9 Pages

CUSIP NO. 36225V104


1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     (i)VS&A Communication  Partners III, L.P. - EIN: 13-4032659,  (ii)
--------------------------------------------------------------------------------
VS&A  Equities III,  L.L.C.,  (iii) John J.  Veronis,  (iv) John S. Suhler,  (v)
--------------------------------------------------------------------------------
Jeffrey T. Stevenson, (vi) S. Gerard Benford and (vii) Martin I. Visconti
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group                    (a) [ ]
     (See instructions)                                                  (b) [X]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
     Not  Applicable
--------------------------------------------------------------------------------

5)   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     (i) Delaware, United States, (ii)-(vi) United States
--------------------------------------------------------------------------------
                        7)    Sole Voting Power

                              0
    Number of           --------------------------------------------------------
     Shares             8)    Shared Voting Power
  Beneficially
 Owned by Each                0 (But, see Item 5)
Reporting Person        --------------------------------------------------------
      With              9)    Sole Dispositive Power

                              0
                        --------------------------------------------------------
                        10)   Shared Dispositive Power

                              0 (But, see Item 5)
                        --------------------------------------------------------

11)  Aggregate Amount Beneficially Owned By Each Reporting Person

     0 (But, see Item 5)
--------------------------------------------------------------------------------

12)  Check if the  Aggregate  Amount in Row (11) Excludes Certain
Shares (See instructions)                                                   [ X]
--------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)

     0
--------------------------------------------------------------------------------

14)  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

                                Page 3 of 9 Pages

Item 1.       Security and Issuer
              -------------------

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of GP Strategies Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 9 West 57th Street, Suite 4170, New York, New York 10019.


Item 2.       Identity and Background
              -----------------------

     This statement is filed by (a) VS&A Communications Partners III, L.P. ("VS&A"), a Delaware limited partnership which is an equity investment fund principally engaged in the business of acquiring, holding and disposing of securities and assets of companies engaged in various media, communications and information related businesses, (b) the General Partner (defined below) and (c) each of the managing members of the General Partner (collectively referred to herein as the "Filing Persons"). The general partner of VS&A is VS&A Equities III, L.L.C, a Delaware limited liability company (the "General Partner"). The General Partner is principally engaged in the business of serving as the general partner of VS&A and acquiring, holding and disposing of securities and other assets. The managing members of the General Partner are John J. Veronis, John S. Suhler, Jeffrey T. Stevenson, S. Gerard Benford and Martin I. Visconti (the "Managing Members"). The principal occupation of Mr. Veronis is Chairman and Co-Chief Executive Officer of Veronis Suhler & Associates, Inc., an affiliate of the General Partner and of the Filing Persons ("VS&A-Inc."). The principal occupation of Mr. Suhler is President and Co-Chief Executive Officer of VS&A-Inc. The principal occupation of Mr. Stevenson is the President and Senior Managing Member of the General Partner. The principal occupation of Mr. Benford is Managing Member and Vice President of the General Partner. The principal occupation of Mr. Visconti is Senior Vice President of VS&A-Inc. Each of the Managing Members is a citizen of the United States.

     The business address of each of the Filing Persons is 350 Park Avenue, New York, New York, 10022.

     During the last five years, none of the Filing Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration
              -------------------------------------------------

        Not Applicable; See Item 4 below.



                                Page 4 of 9 Pages

Item 4.       Purpose of Transaction
              ----------------------

     On August 31, 1999, VS&A made an offer (the "Offer") to the Company to acquire by merger (the "Merger") all of the outstanding Common Stock and Class B Capital Stock, par value $.01 per share, of the Company (the "Class B Stock") for minimum prices of $13.00 per share for the Common Stock and $14.625 per share for the Class B Stock, payable in cash upon consummation of the Merger. The Offer is not conditioned upon financing.

     Neither the Company nor VS&A will have any binding obligation with respect to the proposed Merger until the execution of a definitive merger agreement (the "Merger Agreement"), and the Offer is subject to the satisfactory completion of due diligence. The Offer provides that it will be considered withdrawn without further action if a definitive Merger Agreement has not been executed and delivered prior to 5:00 p.m. Eastern Daylight Savings Time on September 21, 1999.

     VS&A and each of Jerome I. Feldman, Scott N. Greenberg, John C. McAuliffe, John Moran and Douglas Sharp (collectively, the "Stockholders"), who are jointly filing a Schedule 13D under the Act with respect to the matters contained herein on or about the date hereof (the "Stockholders Schedule 13D") have entered into a Stockholders Agreement dated August 31, 1999 (the "Stockholders Agreement"), pursuant to which each of the Stockholders has agreed, among other things and subject to certain exceptions, (i) solely in his capacity as a stockholder of the Company, not to encourage, solicit, engage in, or initiate discussions or negotiations with any third party concerning any merger, reorganization, share exchange, consolidation, tender offer, or similar transaction involving, or any purchase of 10% or more of the assets or any equity securities of, the Company or any of its subsidiaries (an "Acquisition Proposal"), (ii) not to engage in any discussion or negotiation with any third party with respect to any employment  arrangement  related to an  Acquisition  Proposal by a third  party,
(iii) solely in his capacity as a stockholder of the Company, to use his best efforts to cause the consummation of the Merger, (iv) to exercise, prior to the record date to vote on the Merger (and in the case of Messrs. McAuliffe, Moran and Sharp, only if the Company has received an Acquisition Proposal from a third party or a third party has expressed its intention to make such proposal), all of the then exercisable options he holds for the purchase of any shares of Common Stock or Class B Stock, provided that he has received a loan from VS&A in an amount equal to the aggregate exercise price and any related tax liability,
(v) to vote all of his shares of Common Stock or Class B Stock in favor of the Merger and against any Acquisition Proposal from a third party and any other action or agreement that would impede, frustrate, prevent or nullify the Stockholders Agreement or the transactions contemplated by the Stockholders Agreement or the Merger Agreement, (vi) not to transfer, grant any proxy, power-of-attorney or other authorization in or with respect to, deposit into a voting trust, or enter into a voting agreement with respect to, any of his shares of Common Stock or Class B Stock, and (vii) not to take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Stockholders Agreement or with the transactions contemplated by Stockholders Agreement or the Merger Agreement. Each of the Stockholders will also be a member of the limited liability company being formed to effectuate the Merger and will enter into an employment agreement with the Company effective upon consummation of the Merger.



                                Page 5 of 9 Pages

     As a result of the Stockholders Agreement, each of the Filing Persons may be deemed a member of a "group" with the Stockholders for purposes of Section 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Act"). The filing of this Schedule 13D shall not be deemed an admission by any of the Filing Persons that it or he is a member of such a group, and the Filing Persons do not admit that they should be deemed to be a member of such a group.

     Other than as described above, the Filing Persons have no present plan or proposal which relates to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

Item 5.       Interest in Securities of the Issuer
              ------------------------------------

     Each of the Filing Persons may, pursuant to Section 13d-5(b)(1) under the Act, be deemed to be a member of a "group" as a result of the Stockholders Agreement and therefore, may be deemed to beneficially own 1,222,517 shares of Common Stock, representing 9.7% of the outstanding shares of Common Stock. (See
Item 4 and see Item 5 of the Stockholders Schedule 13D.)

     Information with respect to the beneficial ownership of securities of the Company by the Stockholders is contained in the Stockholders Schedule 13D, which information and all exhibits to the Stockholders Schedule 13D are hereby incorporated by reference herein.

     As a result of the Stockholders Agreement, each of the Filing Persons may be deemed to have shared power with each of the Stockholders to vote and dispose of the shares of Common Stock beneficially owned by each of the Stockholders. The applicable information required by Item 2 with respect to the Stockholders is contained in the Stockholders Schedule 13D, which information is hereby incorporated by reference herein. None of the Filing Persons has purchased or sold any shares of Common Stock or securities exercisable for or convertible into Common Stock.


                                Page 6 of 9 Pages

     The Filing Persons are not responsible for the accuracy, truthfulness or completeness of information supplied in the Stockholders Schedule 13D.




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
              ------------------------------------------------------------------

     The Stockholders Agreement is described in Items 4 and 5 above.

     Except for the above, the Filing Persons are not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any agreements concerning (i) transfer or voting of any securities of the Company,
(ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses, or (viii) the giving or withholding of proxies.


Item 7.       Material to be Filed as Exhibits
              --------------------------------
Exhibit 1.    Joint Filing Agreement

Exhibit 2. Offer letter, dated August 31, 1999, to the Board of Directors of GP Strategies Corporation from VS&A Communications Partners III, L.P.

Exhibit 3.    Stockholders   Agreement,  dated   August  31,  1999,  among  VS&A
              Communications Partners III, L.P., Jerome I. Feldman, Scott N. Greenberg, John C. McAuliffe, John Moran, and Douglas Sharp.





                                Page 7 of 9 Pages

                        SIGNATURES AND POWER OF ATTORNEY

     Each of the undersigned  constitutes and appoints  Jeffrey T. Stevenson and
S. Gerard Benford, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Statement on Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith (including, without limitation, any joint filing agreements), with the Securities and Exchange Commission, granting unto said attorneys- in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned each certify that the information set forth in this statement is true, complete and correct.

           Signature                                                 Date
           ---------                                                 ----


VS&A COMMUNICATIONS PARTNERS, III L.P.
 By: VS&A Equities III, L.L.C, its general partner

     By: /s/ Jeffrey T. Stevenson                             September 10, 1999
        -------------------------------------
           Jeffrey T. Stevenson, President and
           Senior Managing Member


VS&A EQUITIES III, L.L.C.

     By:  /s/ Jeffrey T. Stevenson                            September 10, 1999
        -------------------------------------
           Jeffrey T. Stevenson, President and
           Senior Managing Member


/s/ John J. Veronis                                           September 10, 1999
--------------------------
John J. Veronis


/s/ John S. Suhler                                            September 10, 1999
--------------------------
John S. Suhler




                                Page 8 of 9 Pages

/s/ S. Gerard Benford                                         September 10, 1999
--------------------------
S. Gerard Benford

/s/ Jeffrey T. Stevenson                                      September 10, 1999
--------------------------
Jeffrey T. Stevenson

/s/ Martin I. Visconti                                        September 10, 1999
--------------------------
Martin I. Visconti




                                Page 9 of 9 Pages